Exhibit 99.1

July 2, 2012

To	To
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re:	GAZIT-GLOBE LTD. (THE “COMPANY”) – IMMEDIATE REPORT REGARDING THE EXTENSION OF A CREDIT FACILITY FOR A 5 YEAR PERIOD

The Company is pleased to report that on June 28, 2012 the Company entered into an agreement with an Israeli bank to extend the term of a USD 200 million credit facility, which was originally entered into in May 2010. The credit facility is secured by a portion of the Citycon Oyj.1 shares held by the Company (details regarding the original credit facility are set out in section 19.2.2 of the chapter describing the Company’s business in the Company’s 2011 annual report2). The extension of the credit facility provides, among other things, for the term of the facility to be extended so that it expires on July 15, 2017 (instead of expiring in April 2013). No material changes were made to the principal terms of the credit facility.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[1]	A consolidated company traded on the Helsinki Stock Exchange (OMX).
[2]	Reported on March 28, 2012.

(http://www.sec.gov/Archives/edgar/data/1379009/000119312512136563/0001193125-12-136563-index.htm )